SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2021

On March 4, 2022, the Board of Directors of Woori Financial Group passed the following resolution to hold the annual general meeting of shareholders (the “AGM”) on March 25, 2022.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 25, 2022; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

•	Agenda:

1. Approval of financial statements for the fiscal year 2021

2. Approval of amendments to the Articles of Incorporation

3. Appointment of directors (4 outside directors, 1 non-standing director)

•	3-1 Candidate for outside director : Soo-Young Song

•	3-2 Candidate for outside director : Sung-Tae Ro

•	3-3 Candidate for outside director : Sang-Yong Park

•	3-4 Candidate for outside director : Dong-Woo Chang

•	3-5 Candidate for non-standing director : Won-Duk Lee

4. Appointment of outside director who will serve as an Audit Committee Member

•	Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung

5. Appointment of Audit Committee Members who are outside directors

•	5-1 Candidate for Audit Committee Member who is an outside director : Sung-Tae Ro

•	5-2 Candidate for Audit Committee Member who is an outside director : Dong-Woo Chang

6. Approval of the maximum limit on directors’ compensation

Agenda details

•	Appointment of outside directors

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title) Note 1)

Soo-Young Song	October 1980	From the end of the AGM for FY2021 to the end of the AGM for FY2023	New Appointment	2021-Current – 2019-Current – 2017-Current –

Steering Committee member,

Steering Committee of ESG Support

Project for Corporate Partnership,

Korea Commission for Corporate

Partnership

Advisory attorney, Center for

Creative Economy and Innovation,

Ministry of Justice

Partner, Shin & Kim LLC

- Partner, Shin & Kim LLC

Sung-Tae Ro	September 1946	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Current – 2018-Current – 2017-Current –

Outside Director, Woori Financial

Group (Chairman of the Board of Directors & the Board ESG Management Committee)

Chairperson, Samsung Dream

Scholarship Foundation

Outside Director, Woori Bank

(Chairman of the Board Risk Management Committee)

- Outside Director, Woori Bank - Chairperson, Samsung Dream Scholarship Foundation

Sang-Yong Park	February 1951	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Current – 2018-Current – 2017-Current –

Outside Director, Woori Financial

Group (Chairman of the Board Risk Management Committee & the Committee for Internal Control Management)

Auditor, Educational Foundation of

Yonsei University

Outside Director, Woori Bank

(Chairman of the Board of Directors)

- Outside Director, Woori Bank -Auditor, Educational Foundation of Yonsei University - Director, Seoul Financial Forum

Dong-Woo Chang	January 1967	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Currrent – 2017-2018 – 2003-Current –

Outside Director, Woori Financial

Group (Chairman of the Committee for Recommending Executive Officer Candidates)

Outside Director, Woori Bank

(Chairman of the Officer Candidate

Recommendation Committee)

CEO, IMM Investment Corp.

- CEO, IMM Investment Corp.
Note 1)	Only includes positions held as a director, executive officer, or auditor

•	Appointment of a non-standing director

Name	Date of Birth	Term	Appointment	Career Background

Won-Duk Lee	January 1962	From the end of the AGM for FY2021 to Dec. 31, 2023	New Appointment Note 1)	2021-Current – 2020-2021 – 2018-2020 – 2017-2018 – 2017-2017 – 2014-2017 –

Senior Deputy President, Woori Financial Group

Deputy President, Strategy Planning Unit, Woori Financial Group

Executive Vice President, Management and Finance Planning Group,

Woori Bank

Managing Director, Management and Finance Planning Group,

Woori Bank

Managing Director, Future Strategy Division, Woori Bank

Senior General Manager, Future Strategy Department, Woori Bank

Note 1)

Non-standing director candidate Won-Duk Lee was appointed as a standing director in the AGM for FY2019, but is being newly recommended as a non-standing director as he was internally determined in Feb. 2022 to become the next President and CEO of Woori Bank.

•	Appointment of outside director who will serve as Audit Committee Member

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title) Note 1)

Chan-Hyoung Chung	February 1956	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Current – 2018-Current – 2018-2019 – 2015-2018 –

Outside Director, Woori Financial

Group (Chairman of the Audit

Committee & the Compensation

Committee)

Outside Director, Woori Bank

(Chairman of the Audit

Committee)

Advisor, POSCO Capital

CEO, POSCO Capital

- Outside Director, Woori Bank
Note 1)	Only includes positions held as a director, executive officer, or auditor
•	Appointment of Audit Committee Members who are outside directors

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title) Note 1)

Sung-Tae Ro	September 1946	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Current – 2018-Current – 2017-Current –

Outside Director, Woori Financial Group (Chairman of the Board of Directors & the Board ESG Management Committee)

Chairperson, Samsung Dream Scholarship Foundation

Outside Director, Woori Bank (Chairman of the Board Risk Management Committee)

- Outside Director, Woori Bank - Chairperson, Samsung Dream Scholarship Foundation

Dong-Woo Chang	January 1967	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Current – 2017-2018 – 2003-Current –

Outside Director, Woori Financial Group (Chairman of the Committee for Recommending Executive Officer Candidates)

Outside Director, Woori Bank (Chairman of the Officer Candidate Recommendation Committee)

CEO, IMM Investment Corp.

- CEO, IMM Investment Corp.
Note 1)	Only includes positions held as a director, executive officer, or auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 4, 2022	By: /s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President